Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: June 9, 2021

Wallbox Merger with Kensington Capital Acquisition Corp. II

Investor Conference Call Transcript

June 9, 2021

Operator

Welcome to the Wallbox and Kensington Capital Acquisition Corp. II Transaction Conference Call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Wallbox Chargers, S.L. and Kensington Capital Acquisition Corp. II’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance (including but not limited to the timing of development milestones), competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and Kensington Capital Acquisition Corp. II’s filings with the SEC for a discussion of the risks that can affect the business combination, our business and the business of the combined company after completion of the proposed business combination.

Kensington Capital Acquisition Corp. II and Wallbox Chargers, S.L. are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

I will now turn the call over to Mr. Justin Mirro. Please go ahead, sir.

Justin Mirro – Chairman & Chief Executive Officer, Kensington Capital Acquisition Corp. II

Thank you operator and hello everyone—we thank you for joining today’s call. My name is Justin Mirro and I am the Chairman and Chief Executive Officer of Kensington. We are very excited to announce this transaction today between Kensington and Wallbox, one of the global leaders in smart charging for electric vehicles.

The single greatest mega-trend in the automotive industry today is electrification of the powertrain. Globally, consumers and automobile manufacturers alike are embracing electric vehicles as sustainability comes more into focus for all of us. Every car company in the world is accelerating the transition to electric vehicles by investing hundreds of billions of dollars over the next five years. And, every electric vehicle needs to be charged.

Kensington, as some of you may know, is an automotive-focused SPAC with more than 300 combined years of automotive experience leading some of the largest automotive companies in the world. We set out to find the best target in a universe of hundreds of emerging technologies. The entire Kensington management team and board was engaged in our search and due diligence processes, ensuring that our ultimate target met rigorous global automotive standards.

In Wallbox, we believe we have found not only the best charging product, but also the best charging company, out of a universe of over 70 companies that offer EV charging systems. Based in Barcelona, Spain, Wallbox is a global designer and manufacturer of next generation charging hardware and software. They make EV charging and energy management easy through superior product design and proprietary software. The company has a robust and expanding product portfolio, including the only DC bidirectional charging system for residential applications. And the company has a growing geographical presence, selling its products in more than 65 countries, including entry in the US earlier this year. By developing and assembling all of their products in-house, we believe their speed to market is second-to-none.

The Kensington team spent significant time with the Wallbox team at their facilities in Spain and California to review their technical, commercial, and financial results. We sought to understand critical factors that underpin their business model, including their manufacturing processes, supply chain, bill of materials and labor costs. Our analysis confirmed that the company is not only well placed to experience significant growth in the years to come, it is also well positioned to consistently generate robust operating margins.

The transaction announced today is expected to result in gross proceeds of approximately 330 million dollars to fuel their sales growth, product development and manufacturing expansion. These gross proceeds are comprised of 100 million dollars in PIPE funding and 230 million dollars in Kensington’s cash-in-trust.

The transaction is expected to be completed in the third quarter of 2021 at an enterprise value of 1.5 billion dollars. This valuation reflects a significant discount to publicly traded EV charging peers on both a sales and EBITDA multiple basis when comparing 2025 estimates, despite our view that Wallbox has superior products and is a superior business.

We have been impressed by the breadth and depth of talent at Wallbox, which starts at the top with Co-Founder & Chief Executive Officer, Enric Asunción. We look forward to partnering with him and the team to help the business flourish as it expands, leveraging our automotive and U.S. government relationships at Kensington to help Wallbox further accelerate its business plan, especially in the fast-growing North American market.

I will now turn the call over to Enric.

Enric Asunción – Co-Founder & Chief Executive Officer, Wallbox

Thank you, Justin, and good day to all. I would also like to express our team’s excitement about this transaction with Kensington, which will allow Wallbox to fund continued product innovation, additional manufacturing capacity and geographic expansion. Ultimately, our merger will support Wallbox in becoming the leading consumer brand in EV charging and energy management solutions globally.

At Wallbox, we create smart charging and energy management solutions to advance electric vehicle adoption and sustainable energy use. Our business model is underpinned by five key factors:

•	One, we make charging technology simple. We want every person to be confident and comfortable when using a Wallbox product so even our most advanced technology is easy to use.

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Two, our solutions are smart. From embedded intelligence that balances the energy use between your car and home to breakthroughs in vehicle-to-grid and vehicle-to-home energy management, our products bring together the best in EV charging technology.

•	Three, our technology is innovative. Innovation is at our core, and we focus not just on our customers’ needs today, but their needs in the future.

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Four, our solutions are design-centric. In our view, design is not a luxury. A well-designed product makes for a better experience and this is what we strive for across our entire portfolio. And, finally:

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Five, our charging solutions are highly compatible. Our equipment is compatible with all hybrid and electric car manufacturers across the globe, and we have the capacity and certifications to sell in countries across six continents.

With that backdrop established, let me highlight our team, technology, and traction, before I dive further into the market and then our products and solutions.

As Justin noted, my name is Enric Asunción, and I am the Co-Founder and CEO of Wallbox, which along with our Chief Product Officer Eduard Castañeda, I co-founded in 2015. My entire professional career has been in the electric vehicle charging industry, and this includes a role as a Program Manager Charging Installations at Tesla, where I was responsible for their European home charging business.

Our CFO is Jordi Lainz. Jordi has more than thirty years of automotive industry and public company experience. After initially joining Wallbox as a board member, he actually left his prior role to join us on a dedicated basis.

The rest of our senior leadership team has experience across the tech, energy and industrial sectors at organizations such as Tesla, Google and Microsoft. We have a diverse team of over 500 individuals, which consist of mostly software and hardware engineers, and a global sales force.

Our Board of Directors is equally distinguished, combining automotive, energy, industrial and financial experience. For example, Iberdrola, one of the largest utility companies in the world and one of the leaders in the transition to renewable energy, holds a seat in our board. They are not only a long-time investor in Wallbox, but also a valued customer.

Aside from our team and our early supporters, our tech has allowed us to get to where we are today. I am incredibly proud to say that we have developed an award-winning product portfolio that is third party validated by highly regarded trade organizations, including several “Best of CES” designations. We have sold more than 100,000 smart chargers to date and have an annual capacity to produce more than 500,000 units per year. In addition to our software for home and business use, called myWallbox, we offer public charging solutions through our public charging app that allows users to locate and transact with over 150,000 public charging stations around the world.

Now to the market. The electric vehicle market has hit an inflection point and we believe it is set for substantial growth. But do you know what is growing even faster? The charging market. Experts predict that we will need to install almost 280 million charging stations by 2030 to accommodate the rapidly growing EV fleet. Within this charging market, at-home and at-work charging account for 70% of all charging. We believe that the winners of tomorrow will be decided today, meaning that being one of the first to market is critical. Because we own the entire process in-house – from design to manufacturing – we have very fast development cycles of as little as nine months from prototype to certification. This enables us to take market share over time and scale our global offering. On this latter point, we only launched in the US a few months ago and are already seeing strong traction.

Turning to our product portfolio and its evolution, we have always designed our chargers with the user at the center of our development. We initially focused on charging solutions for single-family homes, because that’s where the lion’s share of charging occurs. With this in mind, we rolled out the first Commander and Pulsar models and an associated desktop and mobile app, myWallbox, in 2016. As a next logical step, we upgraded our energy management software, building out myWallbox 2.0 in 2017 to allow us to extend into semi-public charging for apartment buildings and fleets. Today, myWallbox is the platform that allows owners to control and manage their chargers--and for more advanced chargers and user management we provide a monthly subscription, cloud-based, Software-as-a-Service offering within that same platform. Energy management systems are important to our users because EV owners typically double their home’s energy consumption through charging and can thus achieve significant savings and protect their home’s electrical grid by optimizing their charging patterns.

Taking our technology one step further, we launched our DC bidirectional charger and energy management technology, called Quasar, in 2019. The battery of an electric vehicle can actually power a home for up to five days and with Quasar, we unlock the EV’s full potential. Customers can discharge the energy stored in their vehicle to power their home during blackouts, use that energy during peak hours to avoid high energy costs, or even sell it back to the grid where regulations allow. Moreover, Quasar allows EV owners producing solar or other renewable energy to store that clean energy in their vehicle, when not being fully utilized by the home. Quasar is a groundbreaking product because existing vehicle-to-grid and vehicle-to-home technologies are much larger, heavier, and more expensive, and so have been only viable for industrial usage. Quasar is a compact, affordable and easy-to-use product that is revolutionizing home charging and energy management. It is available today through partnerships in select countries in Europe and Australia, and will be available across the rest of Europe this summer and in the US next year.

Continuing along our evolution, in 2020 we entered into public charging through the acquisition of      Electromaps, which allows users to locate and transact with public chargers on a network of more than 150,000 connected locations. For every charging session transacted through our public charging app, Wallbox collects a 10% fee. One particular feature to note is that the app offers real-time information from the network—alerting users, for example, when a charger is out-of-service.

Later in 2021, we will roll out Supernova, our DC Fast charger for public use. One of the biggest challenges today with traditional fast charging technology is reliability, given that these are typically very complex pieces of equipment. Supernova, on the other hand, contains multiple independent power modules, which means that in the event of a module failure, the system can still provide power and maintenance is isolated. Another typical issue with fast chargers is ease-of-use and ease-of-installation. With Supernova, we have an elegant and efficient architecture that is plug and play—it is lightweight, only needs to dissipate the same amount of energy as a hair dryer and does not require heavy machinery to install. As a result, Supernova offers a cost advantage versus the competition—we estimate a Total Cost of Ownership, or TCO, that is 40% below what others have to offer. We are currently in the prototype phase with this product, but we have 8,000 units under LOIs, of which Iberdrola recently placed an order for the first 1,000 units. In total, this would translate into approximately 130 million dollars in revenues. We are currently building out the manufacturing line in our facility here in Barcelona, which will be able to produce more than 10,000 units per year, once fully operational.

Switching gears to our customer base. Our revenue split by customer type is as follows.

•	Approximately 40% of our sales come from automotive manufacturers and utility companies, such as Nissan and Mercedes, and Iberdrola and COPEC.

•	Another roughly 40% of our sales come from distributors, resellers, and installers such as MediaMarkt, Ingram Micro, and Saltoki.

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And, finally the remaining 20% are via direct sales, split more or less evenly between sales to enterprises and e-commerce sales made directly through our website or via Amazon, where we are a number one best seller and “Amazon’s Choice” in the US only three months after launch.

Let me conclude with a look at the bigger picture. We want to be the provider of all-in-one energy solutions with the charger at the center. We want to unlock the potential of every EV and will continue to create technologies that reimagine the future of charging. Energy technology is only going to get smarter, and we want to be at the forefront of the movement.

I will now turn the call over to Jordi Lainz, our CFO. Jordi?

Jordi Lainz – Chief Financial Officer, Wallbox

Thank you, Enric. Let me briefly expand on our global presence before highlighting our financials.

We were founded in and are headquartered in Barcelona, Spain, but now have offices in five other European countries, as well as in California and Shanghai, and of course have a global sales presence. In China, our joint venture with FAWSN actually has an agreement with Hongqi, one of the largest car companies in China, to manufacture 50,000 chargers over the next five years. As touched on earlier, our manufacturing is completed 100% in-house across two locations, one in Europe and one facility in China. A third facility in Europe is set to open this summer, followed by our first North American facility in the US, which is expected to open in the third quarter of 2022.

We expect to see significant growth as we scale up the business, geographically expand, and continue to launch new products. We achieved 24 million dollars in revenue in 2020 and expect to more than triple this amount in 2021, with sales through May exceeding our budgeted expectations. We expect to be able to generate in excess of 2 billion dollars in revenues by 2027. On margins, we generally expect to be able to generate gross margins in excess of forty percent, which results from our vertically integrated model and high margin software offering. We expect to be EBITDA and Free Cash Flow positive in 2024 and 2025, respectively. To conclude, our transaction with Kensington is expected to fully fund our business plan until we become cash generative.

For additional information, we encourage you to review our investor presentation that was released along with other transaction-related materials. I will now turn it back to Enric for closing remarks.

Enric Asunción – Co-Founder & Chief Executive Officer, Wallbox

Thanks, Jordi. We look forward to completing this merger and transitioning to the public markets with the Kensington team, as they share our vision that electric vehicles will play a critical role in the global transition to clean energy. We are excited to be able to scale up the business, grow within existing and into new markets, and develop new products to grow our lead in EV charging and energy management solutions.

Thank you very much and have a great day today.

Operator

That concludes today’s conference call. Thank you, you may now disconnect.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding Kensington’s proposed business combination with Wallbox, Kensington’S ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and, when available, proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.